UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information contained in this Report on Form 6-K

Director Appointment

On November 13, 2026, the Board appointed Dr. Chen Chong (“Dr. Chen”) as an independent director, as chairman of the nominations committee, and as a member of each of the audit committee and the compensation committee of the Board. Dr. Chen is currently an Associate Professor of Finance and Associate Dean of the Chinese Academy of Finance and Development at the Central University of Finance and Economics in Beijing, and has served as Chief Economist of Ueda Yagi Money Broking (China) Co., Ltd. since January 2024, where he leads macro-economic, bond market and inter-bank market research. Since August 2025, Dr. Chen has served as an independent director of Barentsz Capital Limited, where he chairs the audit committee and is a member of each of the compensation committee and the nomination committee. His research in corporate finance, capital structure, mergers and acquisitions and corporate governance has been published in leading journals, including the Journal of Corporate Finance and the Journal of Business Ethics. Dr. Chen holds a Ph.D. and an M.Phil. in Finance from City University of Hong Kong, a B.A. in Economics from Peking University and a B.S. in Applied Mathematics from the Communication University of China. The Company believes that Dr. Chen’s expertise in corporate finance and governance, together with his board committee experience, will bring significant value to the Company.

On November 13, 2026, the Board appointed Mr. Suen Wai Hin (“Mr. Vincent Suen”) as an independent director, as chairman of the audit committee, and as a member of each of the compensation committee and the nominations committee of the Board. Mr. Vincent Suen is currently the Founder and Managing Director of Cypress Corporate Advisory Limited, which provides accounting and financial reporting, auditing, internal control, company secretarial and governance advisory services to listed and private companies in Hong Kong and the PRC. From June 2018 to May 2023, he served as Chief Financial Officer and company secretary of Orange Tour Cultural Holding Limited (HKEX: 8627), where he led the execution of its initial public offering and oversaw its financial reporting. Prior to that, Mr. Vincent Suen spent over seven years with Deloitte Touche Tohmatsu, where he led audits of listed companies as well as IPO and M&A engagements. He is a Certified Public Accountant (CPA Australia) and a member of The Hong Kong Chartered Governance Institute, and holds a Bachelor of Commerce from The University of Sydney and a Master of Corporate Governance from The Hong Kong Polytechnic University. The Company believes that Mr. Vincent Suen’s audit, financial reporting and listed company governance experience will bring significant value to the Company.

Neither Dr. Chen nor Mr. Vincent Suen has any family relationship with any director or executive officer of the Company, or holds any equity interest in the Company. Dr. Chen serves as an independent director of Barentsz Capital Limited (“Barentsz”), which holds 40% of the issued shares of RGT (BVI) Ltd, an entity in which the Company holds the remaining 60%. Dr. Chen does not hold any executive position or equity interest in Barentsz or RGT (BVI) Ltd, and any interest he may have in dealings between the Company and Barentsz or RGT (BVI) Ltd arises solely from his position as a non-executive director of Barentsz. Except as disclosed above, there are no transactions between the Company and either Dr. Chen or Mr. Vincent Suen that would be required to be disclosed under Item 7.B of Form 20-F. The Board has determined that each of Dr. Chen and Mr. Vincent Suen is independent within the meaning of Section 803A of the NYSE American Company Guide and meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that Mr. Vincent Suen qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Director Departure

On November 13, 2026, Ms. KHOO Su Nee Joanne and Mr. Venkata Subramanian s/o SREENIVASAN each resigned as a member of the board of directors (the “Board”) of Ryde Group Ltd (the “Company”) and from the audit committee, compensation committee and nominations committee of the Board. Ms. Khoo served as chairman of the audit committee and Mr. Sreenivasan served as chairman of the nominations committee. Neither resignation is the result of any disagreement with the Company on any matter relating to its operations, policies or practices. The Company thanks Ms. Khoo and Mr. Sreenivasan for their service and contributions to the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: November 13, 2026	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer